

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Dr. David Angulo
Chief Executive Officer
SCYNEXIS INC
1 Evertrust Plaza, 13th Floor
Jersey City, NJ 07302-6548

   Re: SCYNEXIS INC
     Registration Statement on Form S-3
     Filed November 13, 2023
     File No. 333-275520

Dear Dr. David Angulo:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cindy Polynice at 202-551-8707 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Matthew Hemington, Esq.